Peter Berkman

Peter Berkman Attorney PLLC

18865 SR 54 #110

Lutz, FL 33558

Phone: 813.600.2971

Mobile: 813.447.7737

Facsimile: 800.413.0890

Email: peter@peterberkmanlaw.com

Website: www.peterberkmanlaw.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

Attn: Susan Block, Attorney-Advisor

Mail Stop 3561

RE:	Doyen Elements, Inc.
Amendment No, 1 to Form 1-A
File No. 024-10707

Dear Ms. Block:

As Counsel for Doyen Elements, Inc. (the “Issuer”) we acknowledge receipt of comments in your letter of July 13, 2017, which we have set out below, together with the company’s responses herewith. The paragraph numbers of our responses correspond with the paragraph numbers contained in your letter:

1.	Please revise to put the net loss amount in brackets or place a minus sign in front of the amount to clearly indicate that this is a net loss amount.

RESPONSE: The numbers have been displayed with appropriate minus signs in front as requested.

2.	We note you have checked the box that you have, among other things, filed all the reports required pursuant to Rule 257. However, it appears that you did not file a special financial report on Form 1-SA as required by Rule 257(b)(2) of Regulation A. As such, it appears that you do not currently satisfy the issuer eligibility requirements to use Regulation A. Please refer to Rule 251(b)(7) and Rule 257(b)(2)(ii) of Regulation A. Please file the special financial report on Form 1-SA covering the unaudited financial statements of the first six months of the fiscal year ended December 31, 2016 or advise. Please note we will defer further review of your Form 1-A until this issue is resolved and the special financial report is filed, as required.

RESPONSE: The required Special Financial Report on Form 1-SA has been filed via EDGAR, per Accession No. 0001493152-17-008158.

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3. You state on the cover page and on page 21 that the offering will terminate at the earlier of the date at which the maximum offering amount has been sold, twelve months from the date the offering statement is qualified, or a date at which the offering is earlier terminated by the company. Please reconcile this disclosure with the information in Item 4 of Part I to Form 1-A that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3) and update to check the appropriate box, if applicable.

RESPONSE: The Part 1 to the Form 1-A has been amended to indicate that the securities will be offered on a delayed or continuous basis pursuant to Rule 251(d)(3).

4. We also note your disclosure on the cover page that the proposed sale will begin “[a]s soon as practicable after this Submission is declared effective.” To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F). Please also clarify that this offering may eventually be “qualified” rather than declared “effective.”

RESPONSE: The disclosure has been amended to conform with Rule 251(d)(3)(i)(F).

5. We note your reference on the cover page to a Securities Being Offered section on page 39 but are unable to locate any such section in your offering circular. Please revise.

RESPONSE: The title of the Item and the page number have been corrected, to page 36

6. We note your disclosure here that you intend to invest in equity holdings or have joint venture holdings. In regards to making equity investments in companies, please provide us your analysis as to why you would not be an investment company under the Investment Company Act of 1940. Please also provide disclosure as to how your acquisition strategy will not cause you to become an investment company under the Investment Company Act of 1940. Please also refer to Part I, Item 2 of Form 1-A.

RESPONSE: The Risk Factors relating to equity investments by the Issuer beginning on page 8 have been deleted. They are no longer applicable due to the fact that the Issuer's pending acquisitions provide for a minimum controlling interest of 51% to be acquired and for the Issuer's control of the management of the proposed acquired entities, and accordingly the Issuer is not an “investment company” required to register under the Investment Company Act of 1940. Part 1, Item 2 has been revised to clarify the nature of the Issuer's pending acquisitions.

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7. Please clarify here your current intentions regarding attempting to list on the New York Stock Exchange

RESPONSE: We have clarified the disclosure that the Issuer intends to file applications for listing of it's Common Stock on both the NYSE-MKT Exchange and the OTCQX Market. The Company as of the date of this filing has not made either application.

8. We note from your disclosure on page 38 that on June 6, 2017 you entered into employment agreements with Mr. Thompson to receive $500,000 in annual compensation and Ms. Boerum to receive $250,000 in annual compensation. Please state whether or not proceeds from this offering will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries as required by Instruction 2 to Item 6 of Part II of Form 1-A.

RESPONSE: We have clarified in the Use of Proceeds Item at page 15 that a portion of the amount allocated to General and Administrative Expenses may be utilized, at the discretion of management, to compensate Officers and Directors of the Issuer.

9. We note your disclosure that you intend to acquire a controlling ownership in the 16 separate entities you have identified. We also note from your disclosure on page 22 that this controlling interests range from 51% to 100% ownership. Please identify the specific percentage of ownership you intend to acquire for each of the proposed acquisitions, to the extent practicable, or advise.

RESPONSE: We have revised the disclosure to indicate that the Issuer proposes to acquire up to 100% of the equity interests of each of the named entities, depending on the success of the offering. The amounts acquired of the particular acquisitions will be according to a price of least to greatest, with the company reserving the right to acquire said on a different percentage basis, if in the opinion of management, financial administrative or other factors deem it in the best interests of the shareholders (Company) to do so.

10. Please briefly expand your disclosure about each of the proposed acquisitions so that investors can better understand the entities you intend to acquire. In this regard, to the extent the entity you are acquiring owns property, please disclose the address of the property, as well as provide the information requested in Item 8 of Form 1-A. To the extent the entity provides services other than the leasing of property, please discuss the nature of the services, as well as whether and how it derives revenues.

RESPONSE: We have provided additional disclosure with respect to the proposed acquired entities and pursuant to the information required by Item 8 of Form 1-A.

11. We note your disclosure that the proposed acquisition with the 16 separate entities will take place in three stages. Please discuss these stages, including if there is a particular order or priority that has been established in regards to the acquisitions. Please also discuss whether it is possible that you acquire less than 16 entities depending on the amount raised from this offering. In this regard, please clarify the order of priority in the Use of Proceeds section at page 18, if less than 50% of the maximum amount offered is raised.

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RESPONSE: The proposed order of priority, and the specific acquisition price of each proposed entity acquisition, has been added to the Use of Proceeds on page15. We have clarified the various “stages” of the proposed acquisitions in our disclosure on page 16.

12. Please clarify what is referred to in the last paragraph of this section that begins with “[t]hese acquisitions.” The preceding paragraph does not appear to be discussing acquisitions.

RESPONSE: Section rewritten, language has been removed.

13. Please disclose the month and year upon which each executive office began serving in their respective capacity. Please also disclose the dates of each person’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. We also note that several of your executive officers, including Ms. Romolt and Mr. Sanders, appear to currently work for one of the companies that you anticipate acquiring. Please clarify if their employment with you is contingent on the acquisition taking place or if their employment has already commenced. Refer to Item 401(e) of Regulation S-K.

RESPONSE: The disclosures have been clarified. As of this date, Mr. Thompson and Ms. Boerum are the only Officers and Directors of the Issuer. It is the present intention of management that the individuals whose names were included in the initial Form 1-A filing will be added as Officers or Employees of the Issuer following the completion of the proposed acquisitions; however, there is at present no formal agreement or any obligation to do so.

14. Please revise to provide the executive compensation in the tabular format indicated in Item 11 of Form 1-A.

RESPONSE: The requested Table has been provided.

15. Please reconcile your disclosure in the table that there are currently 31,499,999 issued and outstanding to principal shareholder, whose total percentage ownership appears to equal approximately 95% before the offering, with your disclosure following the table and elsewhere throughout the offering circular that there are 29,000,000 shares of common stock issued and outstanding.

RESPONSE: The shares outstanding and percentages have been corrected to reflect 29,000,000 shares of Common Stock issued and outstanding as of the present date.

16. Please provide the address of each beneficial owner. Refer to Item 12(b) of Form 1-A.

RESPONSE: The addresses have been provided.

17. Please disclose the restrictions on transfer of your shares that are set forth in your bylaws. Refer to Item 14(a)(1) of Form 1-A. In addition, please provide related risk factor disclosure, as applicable.

RESPONSE: The Issuer has Amended and Restated it's By-Laws as of July 25, 2017 to remove Section 46 of the prior By-Laws. The Amended and Restated By-Laws have been filed as an Exhibit herewith.

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18. It appears from your disclosure on page 36 that the owner and CEO of National Development Services, Natalie Romolt, currently serves as your president. Since you plan to acquire National Development Services, which also manages the financial and accounting duties for all 16 companies listed, if this is a related party transaction please also provide the disclosure required by Form 1-A, including the following, as applicable:

[  ] Whether or not the proceeds of the offering will be used to compensate or otherwise make payments to your officers or directors, as required by Instruction 2 to Item 6 of Form 1-A;

On page 15, Use of Proceeds, we indicate that General Working Capital will be used for General and Administrative Expenses, which may include compensation to Officers, Directors and principal employees

[  ] The information required by Instruction 7 to Item 6 if any material amount of the proceeds is to be used to acquire assets from your affiliates or their associates;

We have indicated that there are no affiliates at this point,

and

[  ] The information required by Item 13 with respect to the interest of management and others in certain transactions.

RESPONSE: Per response “13” above, there are no Related Party Transactions to disclose with respect to the proposed acquisitions. At the present time Natalie Romolt does not serve as President of the Company. It is anticipated that upon approval several officers of the acquired companies will be appointed to management roles at Doyen Elements, Inc. We have revised the Related Party Transactions at page 41 to reflect the possibility that a portion of the proceeds of this Offering may be used for compensation purposes (see response 8 above).

19. We note that on April 20, 2017, you entered into an “Equity Purchase Agreement” to acquire 16 separate entities. However, you have provided acquiree financial statements for only 12 of these entities. It appears that acquiree financial statements have not been provided for NGS Consulting, LLC, The Patch I, LLC, Syntheto, LLC and Consign Meds, LLC. Please tell us what consideration was given to providing acquiree financial statements for these 4 entities in accordance with Rule 8-04 of Regulation S-X.

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RESPONSE: The two sets of financial statements originally presented in Form 1-A contained only 12 of the 16 entities mentioned in the Equity Purchase Agreement. The consideration for not including the four remaining entities is below:

●	NGS Consulting LLC is a limited liability company whose owner is not the owner of any of the other 15 entities and therefore was not included in either of the two sets of audited financial statements presented. NGS Consulting’s total assets and net loss were 0.4% and 0.1%, respectively, of the combined assets and net losses of the 16 entities. Audited financial statements of NGS Consulting were not provided due to the immaterial amounts involved.

●	The Patch I, LLC is a limited liability company organized on January 27, 2017. Since this entity was not organized until after the date of the audited financial statements (December 31, 2016) it was not included.

●	Syntheto, LLC is a limited liability company organized on July 27, 2017. Since this entity was not organized until after the date of the audited financial statements (December 31, 2016) it was not included.

●	Consign Meds, LLC is limited liability company organized on August 8, 2014. Consign Meds is owned by the same owner of National Development Services, LLC and Colorado Financial & Development Services, LLC (collectively “NDS’). Consign Meds has had no operations since its inception. The Company has updated Note 1 to the NDS financial statements to include Consign Meds as an entity contained in the combined audited financial statements. Since Consign Meds had no operations, including this entity in the NDS financial statements had no impact on the financial statements.

20. Please tell what consideration was given to including The Patch I, LLC, Syntheto, LLC and Consign Meds, LLC in the pro-forma financial statements.

RESPONSE: The Patch I, LLC and Syntheto, LLC were not included in the pro forma financial statements since both were not organized until after the date of the pro forma financial statements. Consign Meds, LLC are included in the pro forma financial statements as part of NDS.

21. Please include as an exhibit the April 2017 “Equity Purchase Agreement” that you refer to under “Our Planned Acquisitions,” at page 4.

RESPONSE: The Amended Equity Purchase Agreement, dated JULY 25, is filed as an Exhibit herewith.

The Issuer hereby requests acceleration of the Qualification of the Offering Statement to the earliest date practicable.

Very truly yours,

PETER BERKMAN, ESQ.

Very truly yours,

Peter Berkman, Esq

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